                         APPLICATION FOR DEREGISTRATION

                                     UNITED
                    STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies

I. General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see
   Instruction 1 above):

     [X] Merger

     [ ] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration
         answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     American Century Premium Reserves, Inc.

3.   Securities and Exchange Commission File Nos.:   811-07446

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [X] Initial Application        [ ] Amendment

5.   Address of Principal Executive Office (include No. & Street, City, State,
     Zip Code):

     4500 Main Street, Kansas City, Missouri 64111

6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Brian L. Brogan
     American Century Investments
     4500 Main Street
     Kansas City, Missouri 64111
     (816) 340-7276

7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     American Century Services Corporation
     4500 Main Street
     Kansas City, Missouri 64111
     (800) 345-2021

     American Century Investment Management, Inc.
     4500 Main Street
     Kansas City, Missouri 64111
     (800) 345-2021

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management Company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end [ ] Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware,
     Massachusetts):

     Maryland

11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     American Century Investment Management, Inc.
     4500 Main Street
     Kansas City, Missouri 64111

12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     American Century Investment Services, Inc.
     4500 Main Street
     Kansas City, Missouri 64111

     Funds Distributor Inc.
     60 State Street, Suite 1300
     Boston, Massachusetts 02109

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes      [X] No

     If Yes, for each UIT state:
         Name(s):

         File No.: 811-______

         Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes  [ ] No

         If Yes, state the date on which board vote took place: March 6, 2001

         If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes  [ ] No

         If Yes, state the date on which the shareholder vote took place:
         November 16, 2001

         If  No, explain:

II. Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes      [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:
         December 2, 2001.

     (b) Were the distributions made on the basis of net assets?

         [X] Yes  [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [X] Yes  [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         Each shareholder of Investor Class of shares of Premium
         Capital Reserve Fund and Premium Government Reserve
         Fund, each a series of American Century Premium Reserves, Inc.
         (the "Funds") received that number of full and fractional shares of the Investor Class of shares of Premium Money Market Fund, a series of American Century Investment Trust, having an aggregate net asset value equal to the aggregate value of such shareholder's shares of the Funds immediately prior to the merger.

         Each shareholder of Investor Class of shares of American Century
         Premium Bond Fund, a series of American Century Premium
         Reserves, Inc. (the "Fund") received that number of full and fractional shares of the Institutional Class of shares of Diversified
         Bond Fund, a series of American Century Investment Trust, having an aggregate net asset value equal to the aggregate value
         of such shareholder's shares of the Fund immediately prior to the merger.

         The value of each Fund's assets was computed as of the close of regular trading on The New York Stock Exchange, Inc. on November 30, 2001.

     (e) Liquidations only: Were any distributions to shareholders made in kind?

         [ ] Yes           [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes      [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes      [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes      [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes      [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

         [ ] Yes  [ ] No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes      [X] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i) Legal expenses:                                            N/A

         (ii) Accounting expenses:                               $ 18,000.00

         (iii) Other expenses (list and identify separately):
                   Printing, Proxy Solicitation, and Mailing:    $  6,157.00

         (iv) Total expenses (sum of lines (i)-(iii) above):     $ 24,157.00

     (b) How were those expenses allocated?

         The total expenses were borne by the adviser. No brokerage commissions were incurred in connection with the liquidation. No expenses were allocated to the Funds or their shareholders.

     (c) Who paid those expenses?

         All expenses were borne by the adviser.

     (d) How did the fund pay for unamortized expenses (if any)?

         To the extent of any unamortized expenses, the adviser reimbursed the
         Funds for such amounts.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes      [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes      [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes      [X] No

     If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.  (a) State the name of the fund surviving the Merger:

         American Century Investment Trust.

     (b) State the Investment Company Act file number of the fund surviving the
     Merger:

         811-07822

     (c) If the merger or reorganization agreement has been filed with the
     Commission, state the file number(s), form type used and date the agreement was filed:

         The Pre-Effective Amendment No. 1 to Form N-14
          filed by American Century Investment Trust
         Investment Company Act of 1940 - 811-07822
         Securities Act of 1933 - 33-65170
         File No. 333-64150
         Date: August 13, 2001

     (d) If the merger or reorganization agreement had not been filed with the
     Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned  states that (i) she has executed this Form N-8F application for an order under section 8(f) of the  Investment  Company Act of 1940 on behalf of
American Century Premium Reserves,  Inc., (ii) she was the Treasurer of American
Century Premium Reserves,  Inc. at the time of the merger, and (iii) all actions by  shareholders,  directors  and any other  body  necessary  to  authorize  the undersigned to execute and file this Form N-8F  application have been taken. The undersigned  also states that the facts set forth in this Form N-8F  application are true to the best of her knowledge, information and belief.

                                         /s/ Maryanne Roepke
                                         -------------------------------------
                                         Maryanne Roepke
                                         Treasurer